UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

Form 1-SA

☒	SEMIANNUAL REPORT PURSUANT TO REGULATION A

or

☐	SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended June 30, 2023

XY Labs, Inc.

(Exact Name of Issuer as Specified in its Charter)

Delaware	46-1078182
(State or other jurisdiction of incorporation or organization)	(I.R.S. employer identification number)

1405 30th St, Suite A,

San Diego, California 92154

(Full mailing address of principal executive offices)

+1 866-200-5685

(Issuer’s telephone number, including area code)

Class A Common Stock

(Title of each class of securities issued pursuant to Regulation A)

Unless the context indicates otherwise, as used in this Semi-Annual Report, the terms “XY,” “we,” “us,” “our” and the “Company” refer to XY Labs, Inc., a Delaware corporation, and its subsidiaries taken as a whole, unless otherwise noted.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This Semi-Annual Report on Form 1-SA includes forward-looking statements, which reflect the Company’s current expectations and projections about future events and financial trends that we believe may affect our business, financial condition and results of operations. These forward-looking statements speak only as of the date of this Semi-Annual Report on Form 1-SA and are subject to a number of risks, uncertainties and assumptions described under the sections in this Semi-Annual Report on Form 1-SA entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and elsewhere in this Semi-Annual Report on Form 1-SA. Forward-looking statements are identified by terms such as “may,” “will,” “should,” “expect,” “plan,” “anticipate,” “could,” “intend,” “target,” “project,” “contemplates,” “believes,” “estimates,” “predicts,” “potential” or “continue” or the negative of these terms or other similar expressions. Readers are cautioned not to place undue reliance on these forward-looking statements, which are based on the information available to management at this time and which speak only as of this date.

Forward-looking statements are inherently subject to risks and uncertainties, some of which cannot be predicted or quantified and some of which are beyond our control, and you should not rely on these forward-looking statements as predictions of future events. The events and circumstances reflected in our forward-looking statements may not be achieved or occur and actual results could differ materially from those projected in the forward-looking statements. Moreover, we operate in an evolving environment.

New risk factors and uncertainties may emerge from time to time, and it is not possible for management to predict all risk factors and uncertainties. Except as required by applicable law, we do not plan to publicly update or revise any forward-looking statements contained herein, whether as a result of any new information, future events, changed circumstances or otherwise.

In addition, projections, assumptions and estimates of our future performance and the future performance of the markets in which we operate are necessarily subject to a high degree of uncertainty and risk.

Item 1. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion summarizes the significant factors affecting the operating results, financial condition and liquidity and cash flows of the Company for the six months ended June 30, 2023. You should read this discussion together with the financial statements, related notes and other financial information included in this Semi-Annual Report on Form 1-SA. Except for historical information, the matters discussed in this Management’s Discussion and Analysis of Financial Condition and Results of Operations are forward looking statements that involve risks and uncertainties, including those discussed elsewhere in this Semi-Annual Report on Form 1-SA and in the Company’s other filings with the SEC, and are based upon judgments concerning various factors that are beyond its control. These risks could cause the Company’s actual results to differ materially from any future performance suggested below.

General Overview

XY Labs, Inc. is a corporation organized under the laws of the State of Delaware. The Company was originally organized as a Delaware limited liability company in June 2012 under the name Ength Degree LLC. On May 27, 2016, the Company converted to a Delaware corporation and changed its name to XY – The Findables Company. On November 9, 2018, the Company changed its name to XY – The Persistent Company. On May 4, 2021, the Company changed its name to XY Labs, Inc.

The Company was originally formed for building geolocation hardware and software along with online platforms to manage and integrate data from its technology. Today, the Company successfully develops, designs, and sells consumer products and applications, enterprise software and data integration solution services and blockchain and cryptographic technologies and services.

The XYO Foundation, a 100% subsidiary of XY Labs, Inc., is a California corporation incorporated on October 15, 2019. The primary objectives of XYO Foundation include: (i) providing software and technical documentation for public good, (ii) offering services and support to like-minded software project communities contributing to XYO projects, and (iii) governing the use and licensing of XYO open-source assets.

The XYO Network

In December 2017, the XYO Network and its underlying protocols were established on the premise that the future of technology will rely heavily on autonomous machines and devices, thereby creating a demand for innovative products and technologies that improve user ability to trust and access data from these sources. In the field of cryptography and consensus protocols, there exists a term called an “oracle”. An oracle refers to a source of data that is accessed by a network of computers and recorded on an immutable chain of cryptographically secured blocks of software hashes. Using its existing location technologies and consumer products, the Company continues to create a data verification network that incorporates cryptographic protocols and blockchain technology.

The Company has been further developing the second full version of the XYO Network, XYO 2.0, with the intention of improving ease of integration and performance, reducing usage costs, and more actively supporting centralized solutions that also seek to access the functionality of the XYO Network. The Company continues to integrate solutions for the XYO Network and build partnerships with third parties.

COIN

In 2019, the Company introduced its COIN application (herein referred to as “COIN”). Users can access COIN on iOS and Android devices to claim digital location tiles within COIN. For claimed tiles, users collect in-app coins, which can be redeemed for a variety of items such as physical products and other crypto assets. The Company introduced paid subscriptions, offering users premium features including higher coin collection per tile, reduced cooldowns, and other features.

COIN can be used in connection with both the Bluetooth Low Energy (“BLE”) and Near-Field Communication (“NFC”) versions of the XYO Sentinel. COIN refers to these devices as eXtension devices, or SentinelX. COIN also supports the XYO BridgeX as an eXtension device, specifically for the homebase feature.

The Company has added, and will continue to add, additional data centric tasks that benefit the user by promoting lifestyle activities, such as physical and mental exercise, real-world location discovery, and additional ways to participate in the global data validation system, such as POI discovery and validation. Social interactions in, and the gamification of, COIN continue to be the focus to increase user satisfaction, utility, and engagement.

The XYO Network is the data aggregation and validation layer of COIN. The XYO Network provides fraud detection, data processing, and data validation for COIN.

XY Findables Products and Application

The Company sells XY4+ Bluetooth beacons on its website (available at www.xyfindit.com) as well as through third party distributors. The Company provides a downloadable application (“App”) operated on iOS and Android that allows users to manage their XY4+ Bluetooth beacons and track the location of their personal items such as keys, backpacks, and pets. Features also include alerts to notify users when such items have been inadvertently left behind.

Market Environment

The Company monitors macroeconomic situations, such as the COVID-19 pandemic and its domestic and international impacts, in particular China, as well as the war in Ukraine as well as related rises in inflation, interest rates and its effects on consumer spending. While the Company sees no immediate impact on its business operations, overall lower discretionary spending will likely decrease the demand for the Company’s subscription services.

Crypto Market Environment

The Company closely follows the developments in the crypto market, given its significant impact on the Company’s product offerings and user adoption. The crypto market experienced a remarkable surge in 2021, with its peak observed around the end of the third quarter of 2021. However, the year 2022 witnessed a substantial decline in market value, driven by the collapse of various crypto businesses, most notably the collapse of FTX. Despite the downturn in 2022, the year 2023 so far has seen some recovery and stabilization in the market. As a company offering crypto-powered applications, the Company’s performance was historically tied to the overall health of the crypto market. Heightened interest in the crypto market generally translates to a larger pool of interested users for the Company’s products and services.

Competition

Our business spans and competes in two primary verticals:

Vertical 1: Blockchain protocol for geographical and real-world data

The Company indirectly competes against all alternative solutions for geographic and real world “oracle” information, including the growing industry of Geographic Information System companies and several other Blockchain protocols that provide location information, including Geographic Information System companies and other Blockchain protocols that provide location data. However, the Company believes that no dominant player has emerged in the sphere of blockchain protocols that combine geolocation data with blockchain immutability.

Vertical 2: COIN

The Company is not aware of any direct competitor that offers a similar location-based application that allows users to collect in-app coins that can be redeemed for other products. However, the Company is competing with other applications and platforms for user attention and engagement. One of COIN’s key competitive advantages is that users can collect in-app coins and redeem them outside COIN.

Sales and Marketing

The Company primarily sells its products online through its own website and online marketplaces, as well as through affiliate partners. Subscriptions and related products for consumers are mainly sold through the Company’s website and in-app purchases, which can be accessed through the Apple Store and Google Play Store.

Risk Factors

Our operations and financial results are subject to various risks and uncertainties, including those described in, “Risk Factors” in our Offering Circular as filed on June 16, 2016, which could adversely affect our business, financial condition, results of operations, cash flows, and the trading price of our stock.

As included in our “Risk Factors” in our Offering Circular as filed on June 16, 2016, our business is subject to the risks of catastrophic events, including acts of war or terrorism or other external events. Acts of strikes, terrorism and other geo-political unrest could cause disruptions in our business and lead to interruptions, delays or loss of critical data. Specifically, financial and crypto markets may be negatively affected by a higher interest rate environment, crypto focused regulations and rulings, as well as the current impact of the ongoing war between Russia and Ukraine. Major disruptions in the international relationship with China could have a material adverse effect on the development, operations and commercialization of COIN and the XYO Network. The occurrence of any such event in the future could have an adverse effect on our business, which, in turn, could have a material adverse effect on our financial condition and results of operations.

Eastern European Conflict Impact

In late February 2022, Russian military forces launched significant military action against Ukraine. Sustained conflict and disruption in the region are ongoing. The aggregate impact to Eastern Europe and Europe as a whole, as well as actions taken by other countries, including new and stricter sanctions by the United States, Canada, the United Kingdom, the European Union, and other countries and organizations against officials, individuals, regions, and industries in Russia, Belarus and Ukraine, and each country’s potential response to such sanctions, tensions and military actions, is not knowable at this time, and could have a material adverse effect on the Company, its business and operations.

SEC Subpoena

The Company received a subpoena dated June 23, 2022, from the staff of the U.S. Securities and Exchange Commission (“SEC”) in the Matter of Trading in Advance of Certain Coinbase Listing Announcements (the “Subpoena”). The Subpoena required the production of documents and information concerning, among other things, the Company’s structure and personnel, the “whitepaper” concerning the digital token created by the Company (“XYO”), the purchasers of XYO from the Company in 2018, and the listing or delisting of XYO on crypto asset exchanges. The Company has completed its response to the Subpoena.

On July 21, 2022, the SEC filed a complaint in federal district court in Seattle, Washington, alleging that a former Coinbase product manager and two other individuals engaged in an unlawful insider trading scheme involving the purchase of at least 25 different crypto assets, including XYO, in advance of announcements that the assets would be made available for trading on the Coinbase platform. The complaint alleged that the digital assets traded by the defendants, including XYO, are securities. The Company is not a party to the SEC’s action, and the complaint does not allege that the Company or any of its personnel violated the federal securities laws.

tZero Platform Listing of the Company’s Class A Common Stock

The Company’s Class A Common Stock became listed for trading on tZero’s ATS platform on September 14, 2022 under the symbol “XYLB”.

Critical Accounting Policies

This “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section is based upon the Company’s financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of financial statements requires that the Company make estimates and judgments that affect the reported amounts of assets, liabilities, net sales and expenses and related disclosures. On an ongoing basis, the Company evaluates its estimates. The Company bases its estimates on historical experience, performance metrics and on various other assumptions that the Company believes to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results will differ from these estimates under different assumptions or conditions.

Please refer to Note 2 – Summary of Significant Accounting Policies of the Financial Statements for details.

Non-GAAP Financial Measures

To supplement the Company’s financial information, which is prepared and presented in accordance with generally accepted accounting principles in the United States of America (“GAAP”), the Company uses the following non-GAAP financial measures: EBITDA and Adjusted EBITDA. Whereas EBITDA stands for Earnings Before Interest Tax Depreciation Amortization, Adjusted EBITDA is adjusted for provisional liability expenses as well as non-recurring and non-operational expenses.

The presentation of this financial information is not intended to be considered in isolation or as a substitute for, or superior to, the financial information prepared and presented in accordance with GAAP. The Company introduced these non-GAAP financial measures for financial and operational decision-making and to evaluate period-to-period comparisons. The Company’s management believes that these non-GAAP financial measures provide meaningful supplemental information regarding our performance by excluding certain items that may not be indicative of the Company’s recurring core business operating results. The Company’s management uses its judgement to identify items it deems not indicative of the Company’s recurring core business results.

The Company collects and analyzes operating and financial data to evaluate business performance. In addition to sales, net income (loss), operating loss and other results under GAAP, the Company uses EBITDA and Adjusted EBITDA to assess its financial performance. The calculation of this non-GAAP financial measure may differ from similarly titled non-GAAP measures reported by other companies. These non-GAAP financial measures should not be considered in isolation from, or as substitutes for, financial information prepared in accordance with GAAP.

To reconcile from Net loss or Net income, respectively, to EBITDA, the Company excludes all depreciation and impairment charges. The Company does not consider depreciation and impairment charges as operationally driven expenses, which is why they are excluded in the financial performance assessment. To reconcile EBITDA from Adjusted EBITDA, the Company excludes all expenses related to provisional liabilities, non-recurring and non-operational expenses.

While the Company acknowledges that expenses related to provisional liabilities, non-recurring and non-operational expenses were incurred, the Company does not consider such expenses to be reflective of the Company’s operational performance. Provisional liability expenses were incurred to set up provisional liabilities under GAAP. Non-recurring and non-operational expenses relate to expenses that the Company did not expect to occur again or that the Company did not consider part of the business operations. The Company uses its judgement to identify relevant transactions.

The following table provides a reconciliation from Net income/(loss) to Adjusted EBITDA:

	For the six months ended
	June 30, 2023	June 30, 2022
Net income/(loss)	$(1,477,066)	$(2,873,074)
Added:
Interest expense	838	1,749
Tax expense	3,785	800
Impairment expense	289	276,827
Depreciation expense	64,015	60,892

EBITDA	$(1,408,139)	$(2,532,806)

Added:
Provisional liabilities	(165,060)	818,782
Stock Option related expenses	638,653	2,080
Non-recurring expenses	536,478	150,000
Crypto related transaction fees	4,414	15,285
Deducted:
Non-recurring income	—	—
Divestment income	1,187,626	—
Crypto related other income	250,273	505,040
Other	—	—

Adjusted EBITDA	$(1,831,552)	$(2,051,699)

The Company reported a negative EBITDA of $1,408,139 and a negative EBITDA of $2,532,806 for the six months ended June 30, 2023, and 2022, respectively. An improvement in EBITDA of $1,124,667 was observed, which can be partially attributed to enhanced operational performance and partially attributed to certain unique or non-operational activities during the six months ended June 30, 2023, specifically the divestment sale of cryptocurrency assets and the associated recognized gain. To account for those activities, Management reconciles to Adjusted EBITDA for improved comparison of financial performance.

The Company realized a negative Adjusted EBITDA of $1,831,552 in the six months ended June 30, 2023. The Company realized a negative Adjusted EBITDA of $2,051,699 during the six months ended June 30, 2022. The increase of $220,147 in Adjusted EBITDA year-over-year is mainly attributable to a better operational performance decreasing the loss from operations year over year. Please refer to Results of Operations and Notes to the Financial Statements for further information on the composition of the Company’s financial results for the six months ended June 30, 2023 and 2022.

Results of Operations for the six months ended June 30, 2023 and 2022, respectively

Net Sales:

Net Sales were $5,969,368 and $7,312,675 in the six months ended June 30, 2023 and 2022, respectively. Net Sales decreased by $1,343,308, or 18.4%, in the six months ended June 30, 2023 compared to 2022. The decrease in Net Sales was mainly due to lower COIN subscription sales. The Company believes that overall headwinds in the crypto macro environment as well as the Company’s pairing down on online advertising spend led to a reduction in paid user subscriptions.

Cost of Sales:

Cost of Sales were $358,293 and $273,583 in the six months ended June 30, 2023 and 2022, respectively. Cost of Sales increased by $84,710, or 31.0%, in the six months ended June 30, 2023 compared to 2022. The increase was mainly attributable to the increase in redemptions for COIN users, who received physical products as well as crypto assets that they could receive in exchange for their in-app COINS.

Research and Development:

Expenses for Research and Development were $978,632 and $610,760 in the six months ended June 30, 2023 and 2022, respectively. Research and Development expenses increased by $367,872, or 60.2%, in the six months ended June 30, 2023 compared to 2022. The increase in Research and Development costs was primarily driven by higher stock-based compensation.

Selling and Marketing:

Expenses for Selling and Marketing were $3,741,212 and $5,630,357 in the six months ended June 30, 2023 and 2022, respectively. Selling and Marketing expenses decreased by $1,889,145, or 33.6%, in the six months ended June 30, 2023 compared to 2022. The Company significantly reduced its online advertising spend, which was the main contributor to the year-over-year decrease in Selling and Marketing expenses.

General and Administration:

Expenses for General and Administration were $3,795,392 and $3,888,146 in the six months ended June 30, 2023 and 2022, respectively. General and Administration expenses decreased by $92,754, or 2.4%, in the six months ended June 30, 2023 compared to 2022. The decrease was mainly due to decreases in personnel costs, processing fees, and expenses for professional services and contract labor.

Realized Gain:

Realized gain was $1,437,899 and $674,328 in the six months ended June 30, 2023 and 2022, respectively. The increase was mainly attributable to the increased sale of crypto assets and received liquidity pool fees in the in the six months ended June 30, 2023, compared to the six months ended June 30, 2022.

Other Expenses, net:

Other expenses, netted, were $5,891 and $177,855 in the six months ended June 30, 2023 and 2022, respectively. Crypto-related transactions fees were the main driver of other expenses in both years. The overall lower expenses in the 2023 period reflected the lower transaction volume in the 2023 period compared the to the same period in 2022.

Financial Condition, Liquidity and Capital Resources

The Company’s working capital deficiency was as follows:

	As of
	June 30, 2023	December 31, 2022
Current assets	$3,055,123	$4,692,884
Current liabilities	$(5,608,560)	$(6,226,359)

Net working capital / (deficiency)	$(2,553,436)	$(1,533,476)

Current assets decreased by $1,637,760, or 50.4%, from December 31, 2022 to June 30, 2023. The main drivers were the decreases in the Company’s cash balance by $1,247,179 and inventories adjust for reserves by $477,213. Current liabilities decreased by $617,799, or 9.9%, from December 31, 2022 to June 30, 2023. The main drivers were the decreases of the Company’s accounts payable and accrued expenses by $209,804, deferred revenue by $219,843 as well as its other current liabilities by $169,844, mainly due the Company’s COIN provisional liability. Please refer to the Notes of the Consolidated Financial Statements for more details.

Cash Flow from operating activities:

Net cash used in operating activities was $2,331,400 and net cash used in operating activities was $2,877,470 in the six months ended June 30, 2023, and 2022, respectively. Net cash used in operating activities decreased by $546,071 in the six months ended June 30, 2023 compared to 2022. The improvement year-over-year was driven by better operational results.

Cash Flow from investing activities:

Net cash provided by investing activities was $1,090,333 in the six months ended June 30, 2023, as compared to net cash of $1,437,946 provided by investing activities in the six months ended June 30, 2022. Net cash from investing activities decreased by $347,613 in the six months ended June 30, 2023 compared to the same period in 2022. In the 2023 period, the sale of crypto assets was the principal driver for cash received from investments, whereas in the 2022 period, the sale of the Boardwalk Flock LLC membership interests was the principal driver for cash received from investments.

Cash Flow from financing activities:

Net cash used by financing activities was $6,113 in the six months ended June 30, 2023, as compared to net cash of $170 provided in the six months ended June 30, 2022. Net cash from financing activities decreased by $6,283 in the six months ended June 30, 2023 from the same period in 2022. During the 2023 period, the Company paid interest on its SBA loan, which was not the case during the six months ended June 30, 2022, while the interest on the loan was accruing.

Liquidity:

The Company incurred a net loss of $1,477,066 and $2,873,074 in the six months ended June 30, 2023 and 2022, respectively. The Company may continue to incur operating losses for the next twelve months or longer. As a result, the Company may seek additional funding for its operations in the future. This may include future equity or debt financing, as the Company deems necessary. If the Company fails to raise capital, such failure could have a negative impact on its financial condition and its ability to pursue its business strategies and continue operations. Those conditions could raise substantial doubt about the Company’s ability to continue as a going concern.

Off Balance Sheet Arrangements

As of December 31, 2022, and December 31, 2021, the Company had no off-balance sheet arrangements as defined in Item 303(a)(4) of Regulation S-K promulgated under the Securities Act of 1933, as amended.

Properties

Our headquarter offices are located at 1405 30th St, Suite A, San Diego, California, for which the Company entered a lease agreement commencing in March 2019. The Company extended the lease agreement from March 2022 until June 2024. The Company uses the same location as warehouse space. The Company currently pays a monthly rent for the combined office and warehouse location of $6,820. The Company entered into a sublease agreement for an office space in downtown San Diego with a monthly rent of $3,000 from October 2021 through March 2022.

Trend Information

During the six months ended June 30, 2023, the consumer facing application COIN continued to be the Company’s main revenue driver. COIN contributed sales of $3,616,585 in the six months ended June 30, 2023, which constituted 60.6% of total net sales for the same period. This included partnership sales, subscription sales and related products offering sales in connection to COIN and XYO. During the six months ended June 30, 2023, the Company netted $165,060 of COIN provision releases against gross sales. The provisions account for potential COIN user redemption requests. The Company intends to further increase its marketing and operational efforts to grow the XYO and COIN business. The application enables users to easily collect crypto assets and other products through the ability to redeem in-app coins. The Company expects that blockchain technology and related crypto assets will increase in relevance in the future, leading to a larger customer base and further engagement. The Company intends to further build up the interoperability between the XYO Network and COIN. The Company no longer pursues a long-term business strategy on its XY Findit devices. The Company plans to continue to sell XY4+ devices in the short to medium term and expects sales to pick up with a recovery in the crypto market, in part also due to the connectivity possibility to COIN. Related XY4+ net sales decreased to $8,121 from $26,918 in the six months ended June 30, 2023 and 2022, respectively.

Item 2. OTHER INFORMATION

None.

Item 7. CONSOLIDATED FINANCIAL STATEMENTS

XY Labs, Inc.

CONSOLIDATED BALANCE SHEETS

	As of
	June 30, 2023 (unaudited)	December 31, 2022 (audited)
Assets
Current assets:
Cash and cash equivalents	$999,033	$2,246,211
Receivables from payment processors, net	970,421	606,537
Accounts receivable	657,268	834,520
Note receivable	—	100,000
Inventory, net	428,402	905,615

Total current assets	3,055,123	4,692,884
Crypto assets	687,589	517,077
Crypto pools	105,054	73,613
Property and equipment, net	84,478	109,524
Right of use asset, net	68,092	107,061
Other assets	76,933	62,056

Total assets	$4,077,270	$5,562,214

Liabilities and Stockholders’ Equity/(Deficit)
Current liabilities:
Accounts payable and accrued expenses	$741,075	$950,879
Stock payable	1,397,360	1,397,360
Lease liability, current portion	64,971	83,273
Deferred revenue, current portion	60,953	280,796
Other current liabilities	3,344,201	3,514,045

Total current liabilities	5,608,560	6,226,359
Lease liability, net of current portion	—	22,618
Notes payable	492,168	498,281

Total liabilities	6,100,728	6,747,258
Commitments and contingencies (Refer to Note 2 and 15)
Stockholders’ equity (deficit):
Undesignated preferred stock; $0.0001 par value; 30,000,000 shares authorized, none issued or outstanding at June 30, 2023 and December 31, 2023
Class B Common Stock; $0.0001 par value; 40,000,000 shares authorized at June 30, 2023 and 40,000,000 shares authorized at December 31, 2022; 32,282,712 shares issued and outstanding at June 30, 2023 and 32,282,712 shares issued and outstanding at December 31, 2022	3,229	3,229
Class A Common Stock; $0.0001 par value; 90,000,000; shares authorized at June 30, 2023 and 60,000,000; shares authorized at December 31, 2022; 11,997,463 shares issued and outstanding at June 30, 2023 and 11,997,463 shares issued and outstanding at December 31, 2022	1,199	1,199
Additional paid-in capital	23,339,427	22,700,773
Accumulated deficit	(25,367,312)	(23,890,247)

Total stockholders’ equity (deficit)	(2,023,458)	(1,185,046)

Total liabilities and stockholders’ equity (deficit)	$4,077,270	$5,562,214

See accompanying notes to consolidated financial statements.

XY Labs, Inc.

CONSOLIDATED STATEMENTS OF OPERATIONS

	For the six months ended
	June 30, 2023 (unaudited)	June 30, 2022 (unaudited)
Sales	$5,969,368	$7,312,675
Cost of sales	(358,293)	(273,583)

Gross profit	5,611,074	7,039,092
Operating expenses:
Research and development	978,632	610,760
Selling and marketing	3,741,212	5,630,357
General and administrative	3,795,392	3,888,146

Total operating expenses	8,515,236	10,129,263

Loss from operations	(2,904,162)	(3,090,172)
Other income (expense)
Impairment expense	(289)	(276,827)
Realized gain	1,437,899	674,328
Interest expense, net	(838)	(1,749)
Other expense, net	(5,891)	(177,855)

Total other income (expense)	1,430,881	217,898

Income (loss) before Tax benefit	(1,473,281)	(2,872,274)
Tax benefit (expense)	(3,785)	(800)

Net income/(loss)	$(1,477,066)	$(2,873,074)

See accompanying notes to consolidated financial statements.

XY Labs, Inc.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY/(DEFICIT)

	Class B Common Stock		Class A Common Stock		Additional paid-in	Accumulated	Total Stockholders’
	Stocks	Amount	Stocks	Amount	Capital	Deficit	Equity/(Deficit)
Balance at December 31, 2021	32,285,900	$3,229	11,946,545	$1,194	$21,744,652	$(20,537,462)	$1,211,613
Stock-based compensation	—	—	—	—	916,136	—	916,136
Stock conversion	(3,188)	—	3,188	—	—	—	—
Conversion of stock payable to equity	—	—	3,200	—	24,690	—	24,690
Exercise of stock options	—	—	44,530	5	15,295	—	15,300
Net loss	—	—	—	—	—	(3,352,785)	(3,352,785)

Balance at December 31, 2022	32,282,712	$3,229	11,997,463	$1,199	$22,700,773	$(23,890,247)	$(1,185,046)
Stock-based compensation	—	—	—	—	638,653	—	638,653
Stock conversion	—	—	—	—	—	—	—
Conversion of stock payable to equity	—	—	—	—	—	—	—
Exercise of stock options	—	—	—	—	—	—	—
Net loss	—	—	—	—	—	(1,477,066)	(1,477,066)

Balance at June 30, 2023	32,282,712	$3,229	11,997,463	$1,199	$23,339,427	$(25,367,312)	$(2,023,458)

See accompanying notes to consolidated financial statements.

XY Labs, Inc.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the six months ended
	June 30, 2023 (unaudited)	June 30, 2022 (unaudited)
Operating activities:
Net income/(loss)	$(1,477,066)	$(2,873,074)
Adjustments to reconcile net (loss)income to net cash (used in) provided by operating activities:
Depreciation and amortization	64,015	60,892
Impairments of crypto assets	289	276,827
Inventory reserve	516,071	—
Stock based compensation expense	638,653	2,080
(Gain) loss on crypto assets	(1,246,432)	(343,870)
Realized gain for sale of Boardwalk Flock LLC	—	—
PPP loan principal amount and accrued interest forgiveness	—	(5,101)
Discount on Stockholder notes payable	—	—
Changes in assets and liabilities:
Receivables from online payment processors, cash received	(363,884)	(205,224)
Accounts receivable	177,253	504,592
Inventory	(38,858)	(187,160)
Prepaid expenses and other assets	38,969	20,790
Accounts payable and accrued expenses	(209,804)	(1,052,817)
Deferred revenue	(219,843)	104,495
Net change in operating lease liability	(40,920)	(35,430)
Other current liabilities	(169,843)	855,531

Net cash (used in) provided by operating activities	(2,331,400)	(2,877,470)

Investing activities:
Issuance of note receivable	—
Investments in crypto assets	(97,293)	(23,622)
Proceeds from the sale of investments	1,187,626	1,500,000
Investment into property and equipment	—	(38,432)

Net cash provided by investing activities	1,090,333	1,437,946

Financing activities:
Net change in notes payable	(6,113)	—
Stock option exercised	—	170

Net cash (used in) provided by financing activities	$(6,113)	$170

Net (decrease) increase in cash and cash equivalents	(1,247,179)	(1,439,352)
Cash and cash equivalents, beginning of period	2,246,211	3,900,933

Cash and cash equivalents, end of period	$999,033	$2,461,580

Supplemental disclosures of cash flow information:
Interest paid	$9,327	$9,521
Taxes paid	$16,685	$17,207

See accompanying notes to consolidated financial statements.

XY Labs, Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 1 – Description of Business

XY Labs, Inc. (the “Company”) is a corporation organized under the laws of the State of Delaware. The Company was originally formed in June 2012. In May 2016, the Company changed its name from Ength Degree, LLC to XY – the Findables Company and converted from a Delaware limited liability company to a Delaware corporation pursuant to applicable conversion statutes of the Delaware General Corporation Law. On November 9, 2018, the Company changed its name to XY – The Persistent Company. The Company changed its name to XY Labs, Inc. on May 4, 2021.

The XYO Foundation, a 100% subsidiary of XY Labs, Inc., is a California corporation and intends to focus on (i) providing software and technical documentation for the XYO Network, (ii) offering services and support to like-minded software project communities contributing to XYO projects, and (iii) governing the use and licensing of XYO open-source assets. The XYO Foundation had no operational activities, assets or liabilities in 2023 or 2022.

Note 2 – Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements have been prepared in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”).

Basis of Presentation and Consolidation

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiary, the XYO Foundation. All material intercompany accounts and transactions have been eliminated during the consolidation process.

Use of Estimates

The preparation of financial statements and related disclosures in conformity with U.S. GAAP requires management to make judgments, assumptions and estimates that affect the amounts reported in its financial statements and accompanying notes. Management bases its estimates on historical experience and on various other assumptions it believes to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Significant estimates and assumptions reflected in the financial statements include, but are not limited to, useful lives of property and equipment, value of crypto assets, stock options issued, fair value of services received, coin liability for in-app activity, evaluation of intangible assets for impairment and valuation of deferred tax assets. Actual results may differ from these estimates and these differences may be material.

Crypto assets

Crypto assets, including Ethereum, Bitcoin and XYO Tokens, are recorded as assets on the balance sheet. Crypto assets purchased are recorded at cost and crypto assets earned through the sale of Ethereum-based ERC20-compatible Tokens to be used via the XYO Network (the “XYO Tokens”) or other products are accounted for in connection with the Company’s sales recognition policy disclosed below. As the Company’s native XYO Token is a self-created intangible asset with a cost basis of $0, XYO Tokens are not recorded on the balance sheet, unless the Company has purchased them in an open market transaction. Purchased XYO Tokens are recorded at cost and impaired for any decline in value.

Crypto assets held are accounted for as intangible assets with indefinite useful lives. An intangible asset with an indefinite life is not amortized but assessed for impairment annually, or more frequently, when events or changes in circumstances occur indicating that it is more likely than not that the indefinite-lived asset is impaired. Impairment exists when the carrying amount exceeds its fair value, which is measured using the quoted price of the crypto asset at the time its fair value is being measured. In testing for impairment, the Company has the option to first perform a qualitative assessment to determine whether it is more likely than not that an impairment exists. If it is determined that it is unlikely an impairment exists, a quantitative impairment test is not necessary. If the Company concludes otherwise, it is required to perform a quantitative impairment test. To the extent an impairment loss is recognized, the loss establishes the new cost basis of the asset. Subsequent reversal of impairment losses is not permitted.

In the six months ended June 30, 2023 and 2022, the Company expensed $289 and $276,827, respectively, as impairments related to crypto assets received and held. The crypto assets were impaired when the fair value was less than the carrying value. The impairment charge was not reversed when the quoted price increased in subsequent periods.

XY Labs, Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Concentration of Credit Risk

Financial instruments that potentially subject the Company to a concentration of credit risk principally consist of cash. The Company may maintain cash balances at what it believes are high credit-quality financial institutions. At times, balances at one financial institution may exceed federally insured limits of $250,000. A total of $499,033 of the total cash balance of $999,033 was uninsured as of June 30, 2023, and a total of $1,746,211 of the total cash balance of $2,246,211 was uninsured as of December 31, 2022. The Company has not experienced any losses in such accounts nor does the Company believe it is exposed to any significant credit risk on cash and cash equivalents.

Concentrations of Customers, Vendors and Suppliers

One vendor accounted for approximately 83% of the Company’s purchases in the six months ended June 30, 2023, mostly relating to XY4+ and NFC cards. Comparatively, One vendor accounted for approximately 97% of the Company’s purchases in the six months ended June 30, 2022, mostly relating to XY4+ and NFC cards. In 2023 and 2022, respectively, the Company had five and four third-party payment service providers, including Apple and Google, through which most of the COIN application is processed. Any loss of these providers would have an adverse impact on the Company. For the six months ended June 30, 2023 and 2022, the Company had no customer concentration. Most of the sales are made to end customers with immediate payment for purchased goods and services.

Receivables from Payment Processors

Receivables from online payment processors are cash due from the third-party online payment service providers for clearing transactions. The cash was paid or deposited by customers or users through these online payment agencies for services provided by the Company. The Company carefully considers and monitors the credit worthiness of the third-party payment service providers used. An allowance for doubtful accounts is recorded in the period in which a loss is determined to be probable. Receivable balances are written off when they are deemed uncollectible. Receivables from payment processors were $970,421 and $606,537 as of June 30, 2023 and December 31, 2022, respectively. No allowance for doubtful accounts was provided for the receivables from online payment processors.

Accounts Receivables

The Company’s accounts receivables mainly comprised of Google Play Store and Apple App Store receivables as well as Partnership and Advertiser receivables. The receivables represented payments due for sales through the App stores after the deduction of processing fees, as well as for user engagements through the COIN App. The Company diligently monitors the creditworthiness of all involved parties and records an allowance for doubtful accounts when a loss is probable. Receivable balances are written off if deemed uncollectible. As of June 30, 2023, and December 31, 2022, the total receivables were 657,268 and 834,520, respectively, with no allowance for doubtful accounts deemed necessary.

Inventory

Inventory is stated at the lower of cost, determined on a weighted average basis, or net realizable value and consists of purchased finished goods. Reserves are provided for slow moving and obsolete inventory, which are estimated based on a comparison of the quantity and cost of inventory on hand to management’s forecast of customer demand. Inventory was $944,473 and $905,615 as of June 30, 2023 and December 31, 2022, respectively. The Company has set up an inventory reserve of $516,071 and expensed the equivalent amount as of June 30, 2023. The inventory reserve was set up in relation to XY4+ devices, where the Company continues to see a slow demand and sales turnover. The reserve reflects a 80% write down on the cost basis of the XY4+ devices the Company has on stock. There were $516,071 inventory reserves accounted as of December 31, 2022. The Company was expecting that sales would pick up through 2023.

Property and Equipment

Property and equipment are recorded at cost and depreciated over the estimated useful lives of the asset (three to five years) using the straight-line method. Leasehold improvements are depreciated over the shorter of the remaining lease term or useful life of the improvement using the straight-line method. Maintenance costs are considered period costs and are expensed when incurred.

Accrued COIN Liability

COIN users can collect an in-app coin, which is redeemable for either crypto assets or physical products. The Company sets an internal price for each in-app coin, which is used to determine the USD value for which customers can redeem such coins. Users need to reach a threshold of 10,000 in-app coins before being eligible to redeem their collected coins. The Company records a liability for accrued coins within customer accounts. The accrued COIN liability was $3,288,816 and $3,453,876 as of June 30, 2023 and December 31, 2022, respectively.

XY Labs, Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Sales Recognition

Sales are recognized in accordance with Accounting Standards Codification (“ASC”) 606 – Revenue from Contracts with Customers (“ASC 606”). In accordance with ASC 606, sales are recognized when the promised goods and services are provided or shipped to its customers. The amount of sales recognized reflects the consideration to which the Company expects to be entitled to receive in exchange for these services. To achieve this core principle, the Company applies the following five steps: (i) identifying the contract with a customer; (2) identifying the performance obligations in the contract; (3) determining the transaction price; (4) allocating the transaction price to performance obligations in the contract; and (5) recognizing sales when or as the Company satisfies a performance obligation.

During the six months ended June 30, 2023, the Company generated gross sales of $6,129,167 and net sales of $5,969,368. During this period, XYO and COIN related sales accounted for 99.8% of gross sales, while XY4+ accounted for 0.2% of gross sales. During the six months ended June 30, 2022, the Company generated gross sales of $8,996,691 and net sales of $7,312,675. During this period, XYO and COIN accounted for 99.6% of gross sales, while XY4+ accounted for 0.4% of gross sales. As of June 30, 2023 and December 31, 2022, the Company accounted for deferred sales of $60,953 and $280,796, respectively.

Products

Sales from of COIN and XY Findit products are recognized upon shipment net of an allowance for estimated and actual returns. Subscriptions sales are mostly charge on a per month basis, in some cases also on an annual or semi-annual basis. The Company allows customers to claim a refund for subscription charges under certain conditions. The allowance for sales returns is estimated based on management’s judgement using historical experience and expectation of future conditions. As of June 30, 2023 and December 31, 2022, the Company provided for $55,385 and $60,169, respectively, as sales and returns allowance.

Mobile Application

The Company operates a mobile application, COIN, a self-developed mobile application that lets users collect in-app coins when they move across and map and collect coins located in map tiles. Users can download the Company’s free-to-use or subscription-based application through digital storefronts such as the Google Play Store and Apple App Store. Sales from subscriptions is recognized over the subscription term as the service is provided, which is mostly monthly, to a lesser amount semi-annually, or annual. Any payments received for usage not provided by the Company are deferred.

The Company records sales generated from the mobile application on a gross basis as the Company acts as the principal in the mobile game arrangements under which the Company controls the specified services before they are provided to the customer. In addition, the Company is primarily responsible for fulfilling the promise to provide the user experience, track coin accumulation and payout, maintain services and has discretion in setting the price for the services to the customer.

The Company also generates sales from advertising on its application. For a limited number of advertising network arrangements, the transaction price is determined based on a volume-tiered pricing structure, whereby the price per advertising unit in each month is determined by the number of impressions delivered in that month. However, the uncertainty concerning the number of impressions delivered is resolved at the end of each month, therefore, eliminating any uncertainty with respect to the price per advertising unit for each reporting period.

For in-application display advertisements, in-application offers, engagement advertisements and other advertisements, sales are generated once the users interact with the offering to a predefined step. The Company has no performance obligation that it needs to fulfill. Either the customer uses the in-app services or not.

Sale of XYO Tokens

There is currently no specific definitive guidance under U.S. GAAP or alternative accounting frameworks to account to produce crypto assets and management exercised significant judgement in determining appropriate accounting treatment for the recognition of sales for the development of crypto assets. Management examined various factors surrounding the substance of the Company’s operations and the guidance in ASC 606. In the event authoritative guidance is enacted by the Financial Accounting Standards Board, the Company may be required to change its policies which could result in a change in the Company’s financial statements. The Company derives part of its sales from the sale of XYO Tokens. In consideration for these XYO Tokens, the Company receives Ether or U.S. dollars, and once received, sales are recognized.

Cost of Sales

Cost of sales includes the cost of product, packaging, inbound freight, and any other direct costs associated with receipt of goods. Other costs, including purchasing, receiving, quality control, and warehousing are classified as general and administrative expenses. At times, the Company provides free products to its customers. These free products are recognized in cost of sales.

XY Labs, Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Warranty Costs

The Company warrants its products in line with state and federal law. Under the Company’s terms and conditions, the Company applies a “no return” policy. However, in justified cases the Company accepts returns, offers exchanges and replacements of certain physical products within 60 days of purchase. The Company’s history of costs associated with any repair or replacement of a product has been insignificant, and as such, the Company provides, by a current charge to cost of sales, any costs of replacement obligations for products sold. Warranty expenses were not material.

Research and Development Costs

The Company’s research and development (“R&D”) costs are mainly related to salaries and wages for its R&D activities. These activities involve the XYO Network, the Company’s data verification network and the COIN App. The R&D team’s contributions include development of the XYO Network’s architecture, protocols, and blockchain technology, as well as the COIN App’s features, user experience, and gamification elements. The team members have various roles and responsibilities, reflecting their focus on different aspects of the projects. During the six months ended June 30, 2023, research and development expenses also included stock option expenses of $74,398.

Online Advertising Costs

The Company mainly uses online advertising to market its products to customers. The main online advertising platforms that the Company used during the six months ended June 30, 2023 and 2022 were Facebook and Google. The costs are expensed as incurred. Online advertising costs were $3,390,821 and $8,034,614 during the six months ended June 30, 2023 and 2022, respectively.

Stock Based Compensation

The Company accounts for stock-based compensation arrangements through the measurement and recognition of compensation expense for all option-based payment awards to employees, consultants and directors based on estimated fair values. For employees and directors, fair value is measured at the date of grant and remains constant during the vesting period of the grant. For all others, fair value is measured at each date on which vesting of the grant occurs. Forfeitures of stock options are accounted for as they occur.

The Company uses the Black-Scholes option valuation model to estimate the fair value of options and warrants at the date of grant. The Black-Scholes option valuation model requires the input of subjective assumptions, including the risk-free interest rate, the expected volatility in the value of the Company’s common stock, and the expected term of the option. These estimates involve inherent uncertainties and the application of management’s judgment. If factors change and different assumptions are used, the share-based compensation expense could be materially different in the future. These assumptions are estimated as follows:

Risk-free Interest Rate

The risk-free interest rate assumption is based on the zero-coupon U.S. Treasury instruments appropriate for the expected term of the stock option grants.

Expected Volatility

The Company has limited historical data of its own to determine expected volatility, and as such, based the volatility assumption on a combined weighted average of a selected peer group. The peer group was developed based on similar sized companies in the mobile app and Geospace industries whose shares are publicly traded.

Expected Term

The expected term represents the period that options are expected to be outstanding. As the Company does not have sufficient historical experience for determining the expected term of the stock options awards granted, the expected life is determined using the simplified method, which is an average of the contractual terms of the option and its ordinary vesting period.

Income Taxes

Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and for the expected future tax benefit to be derived from tax loss and credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which the related temporary differences are expected to be recovered or settled.

XY Labs, Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The effect on deferred tax assets and liabilities of a change in tax rates is recognized when the rate change is enacted. Valuation allowances are recorded to reduce deferred tax assets to the amount that will more likely than not be realized.

In connection with the above-mentioned tax accounting principles, the Company received a tax refund of $497,209 from the tax authorities in December 2022. The refund arose due to an initial overpayment of income taxes based on an initial assessment conducted earlier in the fiscal year. Upon revisiting the assessment, the tax authorities have revised their evaluation, leading to a reduced tax liability and subsequent refund for the Company.

The Company adopted accounting guidance for uncertainty in income taxes. The Company recognizes tax positions in the financial statements when it is more likely than not the position will be sustained upon examination by the tax authorities. The Company had no uncertain tax positions that qualify for either recognition or disclosure in the financial statements. The Company’s tax returns are subject to examination by the Federal taxing authorities for a period of three years from the date they are filed and a period of four years for California taxing authorities. The years open for tax examinations are 2019 through 2022.

Going Concern

For the six months ended June 30, 2023, the Company recognized a net loss of $1,477,066. The Company was not able to cover its operational costs with the product sales generated and will likely need to further invest in user acquisition to reach break-even for its products and services. As a result, the Company may incur further operating losses and seek to fund its operations through equity and/or debt financing or other sources, as it deems necessary. If the Company fails to raise capital or generate liquidity through the sale of assets, it will have a negative impact on its financial condition and its ability to pursue its business strategies. Those conditions raise substantial doubt about the Company’s ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Subsequent events

Management has evaluated subsequent events related to the historical financial statements until the date which the financial statements were available to be issued.

XY Labs, Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 3 – Crypto Assets

The Company held the following crypto assets:

As of June 30, 2023

	Units	Gross balance	Accumulated impairment charge	Net balance
ALK	—	$—	$—	$—
BTC	1	23,619	525	23,095
DAI	1,721	1,576	1	1,575
ETH	34	72,185	23,467	48,718
LINK	—	—	—	—
UNI	—	—	—	—
USDC	5,408	5,408	—	5,408
USDT	495	513	18	494
WBTC	0	6,995	1,726	5,269
XYO	1,291,627,044	1,067,832	464,803	603,029

		$1,178,129	$490,540	$687,588

As of December 31, 2022

	Units	Gross balance	Accumulated impairment charge	Net balance
ALK	2,430	$225	$176	$49
BTC	1	19,556	525	19,031
DAI	1,879	1,315	—	1,315
ETH	34	58,252	23,467	34,785
LINK	—	—	—	—
UNI	—	—	—	—
USDC	1,397	1,397	125	1,272
USDT	2,993	2,974	1	2,973
WBTC	0	4,843	1,529	3,314
XYO	1,871,177,113	919,142	464,803	454,339

		$1,007,479	$490,450	$517,077

The Company used decentralized crypto pools to provide additional trading liquidity for its native XYO Token. To provide trading liquidity, the Company added different crypto asset pairs, with one side always being the XYO Token, into either existing liquidity pools or created new ones.

During the six months ended June 30, 2023, the Company recorded several transactions with a statement of operations impact. The Company recognized an USD equivalent of $4,414 in ETH for network transaction fees compared to $15,285 in during the six months ended June 30, 2022. The Company used XYO Tokens to pay for services with a total equivalent of $6,680 and $253,464 during the six months ended June 30, 2023 and 2022 respectively.

Additionally, the Company recognized earned crypto pool fees of $263,401 and $119,973 during the six months ended June 30, 2023 and 2022 respectively. Earned crypto pool fees are recognized at the time when the accrued pool fees are taken from the crypto pools (such as the Uniswap crypto pool) and determined based on the market value of the crypto assets withdrawn at the time. The Company used approximately 294,951,553 XYO, 5.0 ETH, 3.3 BTC, and 6,300 USDC tokens for COIN user redeems, recognizing the cost at the carrying value of the crypto assets at the time of distribution. Total expenses recognized in connection with in-app COIN redeems in crypto assets were $114,905 during the six months ended June 30, 2023 and 2022 respectively.

The Company had engaged in several transactions involving buying, selling, and exchanging crypto assets during 2022. The Company purchased crypto assets for an equivalent of $97,293 during the six months ended June 30, 2023, compared to $23,622 related to crypto assets purchases during the six months ended June 30, 2022. The Company sold crypto assets for an equivalent of $1,187,626 during the six months ended June, 30 2023, compared to $74 during the six months ended June 30, 2022. Moreover, the Company exchanged crypto assets in its possession for other crypto assets during the six months ended June 30, 2023 and 2022, respectively. However, as the exchange between crypto assets is recognized at their respective carrying value, no profit and loss impact is recognized from the transactions.

XY Labs, Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

During the six months ended June 30, 2023, the Company loaned 124,079,068 XYO tokens to third parties. All XYO tokens should be repaid by December 31, 2024, under the agreements.

In 2022, the Company loaned 4,370,629 XYO Tokens to a third party. The Company also received back a loan of 209,990,000 XYO Tokens granted to another third party in 2021. As the XYO Tokens had a $0 cost basis, no statement of operations or balance sheet impact was recorded in connection with these loans.

In February 2022, the Company invested 4,370,629 XYO Tokens and will receive 724,368 Analog tokens in exchange, which are issued by Analog One Corporation as part of a broader exploratory partnership. The cost basis of XYO Token was $0, hence the Company recorded no asset its balance sheet. The Company has not received any Analog tokens from this investment to date.

Regarding impairment losses and realized gains, the Company had recognized an impairment charge of $289 in connection with crypto assets held during the six months ended June 30, 2022, compared to $276,827 during the six months ended June 30, 2022. The total realized gain related to crypto assets was $1,437,899 during the six months ended June 30, 2023 and $610,397 during the six months ended June 30, 2022.

The Company used published data on CoinMarketCap (www.coinmarketcap.com) and CoinCodex (www.coincodex.com) to determine the daily prices of the crypto assets it held. This information was utilized to calculate the equivalent in USD for each transaction involving crypto assets.

Note 4 – Notes Receivable

The 24% membership interest in Boardwalk Flock LLC was divested back to Boardwalk Flock LLC on May 17, 2021. The total consideration was $3,000,000, of which $1,500,000 was paid to the Company as of date of signing, and the remaining balance of $1,500,000, plus accrued interest of $35,507, was paid in March 2022. The Company received an additional amount of $4,981 to compensate for the incurred tax liability. The entire sales price of $3,000,000 was recognized as realized gain during the six months ended June 30, 2022.

In August 2022, XY Labs issued an unsecured note receivable to SeriesX.net, Inc. (owner of Vertalo transfer agent) in the amount of $100,000. The loan is due and payable on August 5th, 2023. The note accrues interest at 5% APY for the first six months post-issuance and at 20% APY for the seventh through twelfth months post-issuance. The loan balance of $100,000 plus accrued interest of $7,621 was paid in May 2023.

Note 5 – Property and Equipment

Property and equipment consisted of the following as of:

	As of
	June 30, 2023	December 31, 2022
Computer equipment	$228,021	$228,021
Office equipment	71,981	71,981
Furniture and fixtures	73,323	73,323

	373,325	373,325
Less accumulated depreciation	(288,846)	(263,800)

Property and equipment, net	$84,478	$109,524

Depreciation expense related to property and equipment was $64,015 and $125,015 during the six months ended June 30, 2023 and 2022, respectively.

XY Labs, Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 6 – Other Current Liabilities

Other current liabilities consisted of the following:

	As of
	June 30, 2023	December 31, 2022
Sales returns and allowances	$55,385	$60,169
Accrued COIN liability	3,288,816	3,453,876

Total	$3,344,201	$3,514,045

Note 7 – Stock Based Compensation

2016 Equity Incentive Plan, as Amended

The Company approved the 2016 Equity Incentive Plan (the “2016 Equity Incentive Plan”) in June 2016 and authorized the issuance of options for up to 3,025,900 shares of Class A Common Stock that may be granted to directors, employees, and key consultants. In March 2018, the Company approved an amendment to the 2016 Equity Incentive Plan, increasing authorized options under the 2016 Equity Incentive Plan to up to 25,000,000 shares of Class A Common Stock. The stock options are exercisable at no less than the fair market value of the underlying shares on the date of grant. Generally, one quarter of the stock options vest one year after the vesting commence date with the remainder vesting 1/36th per month thereafter. Stock options generally have a term of 10 years.

On January 18, 2023, the Company filed a Certificate of Amendment to its Certificate of Incorporation, as amended (the “Charter Amendment”) with the State of Delaware, which effected an increase of the number of authorized shares of aggregate Common Stock from 130,000,000 to 160,000,000 and an increase of the number of authorized shares of Class A Common Stock from 60,000,000 to 90,000,000. A copy of the Charter Amendment is filed as Exhibit 2.1 to the Company’s Current Report on Form 1-U filed February 6, 2023, and any summary of its terms are subject to and qualified in their entirety by reference to the full text of such document, which is incorporated herein by reference.

On January 18, 2023, the Company adopted that certain Amendment to the Company’s 2016 Equity Incentive Plan, as amended (the “EIP Amendment”), which increased the aggregate number of shares of Class A Common Stock reserved for issuance thereunder from 25,000,000 to 45,000,000, all of which are issuable as incentive stock options. A copy of the EIP Amendment is filed as Exhibit 6.1 to the Company’s Current Report on Form 1-U filed February 6, 2023, and any summary of its terms are subject to and qualified in their entirety by reference to the full text of such document, which is incorporated herein by reference.

The following table summarizes the stock option activity:

	Number of Shares	Weighted Average Exercise Price ($)	Weighted Average Remaining Contractual Terms (Years)
Outstanding at December 31, 2021	12,945,511	0.63
Granted	4,568,571	1.13
Exercised	(44,530)	0.34
Forfeited	(100,000)	0.01

Outstanding at December 31, 2022	17,369,552	0.63	7.33
Granted	2,565,000	0.66
Exercised	—
Forfeited	(10,714)	1.13

Outstanding at June 30, 2023	19,923,838	0.75	7.17

Exercisable at June 30, 2023	14,521,323	0.70
Total unvested or expected to vest	5,402,515	0.95

XY Labs, Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The following table summarizes unvested stock options:

	Number of Shares	Fair Value Per Share on Grant Date ($)
Non-vested at December 31, 2021	850,417	0.00 - 5.89
Granted	4,568,571	0.80
Vested	(660,296)	0.00 - 0.80
Forfeited	(100,000)	—

Non-vested at December 31, 2022	4,658,692	0.00 - 5.89
Granted	2,565,000	0.66
Vested	(1,810,463)	0.01 - 1.13
Forfeited	(10,714)	1.13

Non-vested at June 30, 2023	5,402,515	0.01 - 1.13

Total stock-based compensation related to the issuance of stock options exercisable for shares of Class A Common Stock was $638,653 and $2,080 during the six months ended June 30, 2023 and 2022, respectively.

The following table summarizes the assumptions used by the Company for calculating the fair value of the stock options and warrants using the Black-Scholes valuation model:

	June 30, 2023	December 31, 2022
Stock Option assumptions:
Risk-free interest rate	4.49%	3.90%
Expected volatility of Common Stock	122%	154%
Dividend yield	0%	0%
Expected term (in years)	6.25	6.25

Note 8 – XYO Proxy Token Plan

On July 31, 2018, the board of directors of the Company approved the 2018 Proxy Token Plan pursuant to which Proxy Token awards may be authorized and granted to its executive officers, directors, employees, and key consultants. The value of the Proxy Tokens is tied to the value of the Company’s native XYO Token at the time of vesting and vest pursuant to a vesting schedule as determined by the board of directors. Payments made in respect of vested Proxy Tokens will be, as determined by the board of directors, in either (i) cash equal to the value of such Proxy Tokens, or (ii) a number of XYO Tokens with a value equal to the value of such Proxy Tokens.

The table below shows the Proxy Tokens issued and vested during the six months ended June 30, 2023 and 2022, respectively:

	Number of Proxy Tokens	Weighted Average Exercise Price
Outstanding at December 31, 2021	40,340,570	$0.0084
Granted	3,807,692	0.1011
Forfeited	(2,056,056)	0.0960
Exercised	(10,505,319)	0.0049

Outstanding at December 31, 2022	31,586,887	$0.0150
Granted	132,000,000	0.0037
Forfeited	(329,670)	0.1000
Exercised	—	—

Outstanding at June 30, 2023	163,257,217	$0.0057

Exercisable at June 30, 2023	29,385,119	$0.0086
Total vested or expected to vest	133,872,098	$0.0051

XY Labs, Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The proxy tokens are tied to an internally developed intangible asset, the XYO Token, and therefore no value has been ascribed to them. As of June 30, 2023 and December 31, 2022, respectively, the Company recognized no provisional liability from the Proxy Token Plan.

Note 9 – XYO Warrants

In 2019, the Company issued XYO Token warrants to consultants. The warrants enable the holders thereof to purchase XYO Tokens at a fixed price for up to 10 years. These warrants were deemed to be a form of additional compensation and an obligation, rather than equity, however, as the warrants are tied to an internally developed intangible asset, the XYO Token, and therefore, no value has been ascribed to them. As of June 30, 2023 and December 31, 2022, respectively, the Company recognized no provisional liability from the XYO Warrants granted.

Note 10 – Operating Leases and Liabilities

The Company elected a package of transition expedients, which must be elected together, that allowed the Company to forgo reassessing certain conclusions reached under ASC 840 Leases. All expedients in this package were applied together for all leases that commenced before the effective date, January 1, 2019, of the adoption of the new lease standard. As a result, in transitioning to the new lease standard, for existing leases as of January 1, 2019, the Company continued to use judgments made under ASC 840 Leases related to embedded leases, lease classification and accounting for initial direct costs. In addition, the Company has chosen, as an accounting policy election by class of underlying asset, not to separate non-lease components from the associated lease for all its leased asset classes. The Company determined to treat lease costs with an original maturity of less than one year as short-term lease costs and did not record a right-of-use asset or related lease liability for these leases, but rather continued to record rent expense for the six months ended June 30, 2023 and 2022, respectively.

Operating lease right of use assets and operating lease liabilities relating to the operating leases are as follows:

The weighted average discount rate used to calculate the carrying value of the right of use assets and lease liabilities was 6.8% as this was consistent with the Company’s incremental borrowing rate. The remaining right-of-use asset and lease liability expire in June 30, 2024. The weighted average remaining term is 1.5 years.

The Company extended its lease agreement in March 2022. The lease related right-of-use asset was $68,092 as of June 30, 2023 and $107,061 as of December 31, 2022. The related lease liability was $64,971 as of June 30, 2023 and $105,891 as of December 31, 2022.

Rent expense was $239 and $12,696 in the six months ended June 30, 2023 and 2022, respectively. The Company also recorded $38,969 and $63,134 of amortization of right-of- use asset for six months ended June 30, 2023 and 2022, respectively.

Note 11 – Stock Issuance and Stocks Payable

In the years ended December 31, 2019, and 2018, the Company received proceeds from the sale of certain shares of Class A Common Stock. For some of these sales, the Company had not surrendered documentation to its transfer agent nor issued shares as of each respective year end. In connection with the receipt of proceeds from such sales, the Company had recognized $1,397,360 and $1,397,360 in stocks payable as an obligation on the balance sheets as of December 31, 2022, and December 31, 2021, respectively.

Note 12 – Notes Payable

Paycheck Protection Program Loan – In connection with the COVID-19 pandemic, Congress passed, and the then president signed, the Coronavirus Aid, Relief, and Economic Security Act (“CARES Act”) in March 2020 which, among other things, provides relief for businesses impacted by the pandemic. The Company applied for and received a loan in the amount of $987,610 from the Paycheck Protection Program (a “PPP Loan”) made available under the CARES Act in 2020. The Company applied for and received an additional PPP Loan of $450,000 in April 2021. The PPP Loans are intended to offer businesses hurt by the COVID-19 pandemic economic assistance with the potential for the principal to be forgiven based on certain expenses incurred in the first 24 weeks after the issuance of the PPP Loan. The initial loan amount received of $987,610 and the related accrued interest balance of $11,716 were forgiven as of July 19, 2021. The remaining PPP Loan principal of $450,000 and accrued interest of $2,798 were forgiven as of September 23, 2021. As a result, the Company reduced its PPP Loan balance by a total of $1,437,610 and recognized other income of the same amount as of December 31, 2021.

Disaster Loan – The Company also applied for and received an Economic Injury Disaster Loan (“EIDL”) and an Emergency Grant from the SBA authorized under the CARES Act. The Company received the EIDL funds in the amount of $498,281 in April 2020. EIDL proceeds may be used to cover a wide array of working capital and normal operating expenses, such as continuation to health care benefits, rent, utilities, and fixed debt payments. As of June 30, 2023, and December 31, 2022, the Company had $492,168 and $498,281 outstanding on the EIDL loan respectively. The EIDL accrues interest at 3.75% per annum and matures 30 years after the grant date with payments due twelve months after the issuance date.

XY Labs, Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 13 – Litigation

As of June 30, 2023, and December 31, 2022, respectively, the Company had not accounted for any litigation provisions, including any litigation provisions related to the SEC subpoena and the subsequent federal district court complaint. This is because the Company is not a party to the SEC’s action, and the complaint does not allege that the Company or any of its personnel violated the federal securities laws.

The Company settled a patent infringement claim in April 2022 with a payment of $45,000. The Company had set up a related provision of $45,000 as of December 31, 2021, which was released in connection with the settlement in 2022.

Note 14 – Stockholders’ Equity/(Deficit)

Stockholders’ Deficit

The Company authorized the issuance of 160,000,000 shares of Capital Stock, consisting of 90,000,000 shares of Class A Common Stock, $0.0001 par value per share, 40,000,000 shares of Class B Common Stock, $0.0001 par value per share, and 30,000,000 shares of undesignated preferred stock, $0.0001 par value per share. Holders of Class A Common Stock and Class B Common Stock have identical rights, including liquidation preferences, except that the holders of Class A Common Stock are entitled to one vote per share and holders of Class B Common Stock are entitled to 10 votes per share on all matters submitted for a stockholder vote.

Public Offering

The Company did not sell any shares of Class A Common Stock during the six months ended June 30, 2023 and 2022, respectively.

Note 15 – Related Party Transactions

Arie Trouw, the Company’s CEO, subleased a San Diego downtown office to XY Labs from October 2021 through March 2022 for a monthly rent of $3,000 per month.

Note 16 – Income Taxes

A reconciliation of income tax expense computed at the statutory federal income tax rate to income taxes as reflected in the financial statements is as follows:

	As of
	June 30, 2023	June 30, 2022
Federal income tax expense at statutory rate	$(311,258)	$(603,177)
State income tax (net of federal benefit)	(29,253)	146,496
Permanent differences	(275,101)	353,377
Effect of federal research credits	(29,287)	—
True-up	115,377	—
Change in valuation allowance	533,307	104,105

Total	$3,785	$800

XY Labs, Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Deferred taxes are recognized for temporary differences between the basis of assets and liabilities for financial statement and income tax purposes. The significant components of the Company’s deferred tax assets are comprised of the following:

	As of
	June 30, 2023	December 31, 2022
Deferred tax assets:
Timing Differences of Deductions	$1,791,552	$1,276,472
Net Operating Losses carry forwards	3,682,771	3,652,366
Capital Loss	6,023	6,838
Tax Credit carry forwards	705,156	718,527
Depreciation Differences	45,867	43,859

Total deferred assets	6,231,369	5,698,062
Less valuation allowance	(6,231,369)	(5,698,062)

Total	$—	$—

As of June 30, 2023, the Company had net operating loss carryforwards for federal and state income tax purposes of approximately $12,430,411 and $15,355,753, respectively, which will begin to expire in 2037 and 2036 with $11,158,074 of our federal net operating loss carryforward lasting indefinitely. The valuation allowance increased by $533,307 and increased by $104,105 during the six months ended June 30, 2023, and 2022, respectively.

Under the provisions of the Internal Revenue Code, the net operating loss and tax credit carryforwards are subject to review and possible adjustment by the Internal Revenue Service and state tax authorities. Net operating loss and tax credit carryforwards may become subject to an annual limitation in the event of certain cumulative changes in the ownership interest of significant Stockholders over a three-year period in excess of 50%, as defined under Sections 382 and 383 of the Internal Revenue Code, respectively, as well as similar state provisions. This could limit the amount of tax attributes that can be utilized annually to offset future taxable income or tax liabilities. The amount of the annual limitation is determined based on the value of the Company immediately prior to the ownership change. Subsequent ownership changes may further affect the limitation in future years. The Company has completed financing since May 2016 which may have resulted in a change in control as defined by Sections 382 and 383 of the Internal Revenue Code or could result in a change in control in the future.

The Company will recognize interest and penalties related to uncertain tax positions in income tax expense. As of June 30, 2023, and December 31, 2022, the Company had no accrued interest or penalties related to uncertain tax positions and no amounts have been recognized in the Company’s statements of operations.

Item 4. EXHIBITS

Exhibit Number	Description

2.1	Certificate of Incorporation of the Company (previously filed as Exhibit 2.1 to the initial Preliminary Offering Circular on June 17, 2016)

2.2	Certificate of Amendment of Certificate of Incorporation of the Company (Name Change) (previously filed as Exhibit 2.2 to the Form 1-A on December 10, 2018)

2.3	Certificate of Amendment of Certificate of Incorporation of the Company (previously filed as Exhibit 2.3 to the Form 1-SA on September 28, 2021)

2.4	Certificate of Amendment to XY Labs, Inc.’s Certificate of Incorporation, as amended, dated January 18, 2023 (previously filed as Exhibit 2.1 to the Current Report on form 1-U on February 6, 2023)

2.5	Bylaws of the Company, as currently in effect (previously filed as Exhibit 2.2 to the initial Preliminary Offering Circular on June 17, 2016)

4.1	Form of Subscription Agreement (previously filed as Exhibit 4.1 to the Semiannual Report on Form 1-SA on September 21, 2017)

4.2	Class A Common Stock Warrant by and between the Company and The Frownfelter Family Trust dated August 12, 2016 (previously filed as Exhibit 4.2 to the second amended Preliminary Offering Circular on September 21, 2016)

6.1	2016 Equity Incentive Plan (previously filed as Exhibit 6.1 to the initial Preliminary Offering Circular on June 17, 2016)

6.2	Stock Purchase Agreement by and between the Company and Craig and Susanna Frownfelter dated June 9, 2016 (previously filed as Exhibit 6.3 to the Annual Report on Form 1-SA on April 27, 2017)

6.3	2017 Bonus Incentive Compensation Plan (previously filed as Exhibit 6.3 to the Semiannual Report on Form 1-SA on September 21, 2017)

6.4	Promissory Note by and between the Company and The Frownfelter Family Trust UAD 5/11/2015 dated June 23, 2017 (previously filed as Exhibit 6.4 to the Semiannual Report on Form 1-SA on September 21, 2017)

6.5	Class A Common Stock Warrant by and between the Company and The Frownfelter Family Trust UAD 5/11/2015 dated June 23, 2017 (previously filed as Exhibit 6.5 to the Semiannual Report on Form 1-SA on September 21, 2017)

6.6	Credit Agreement, dated February 28, 2017, by and between XY – the Findables Company and CRIM, LLC (previously filed as Exhibit 6.1 to the Current Report on Form 1-U on March 3, 2017)

6.7	Transfer Agent and Registrar Agreement, dated March 13, 2017, by and between XY – the Findables Company and VStock Transfer, LLC (previously filed as Exhibit 6.1 to the Current Report on Form 1-U on March 17, 2017)

6.8	Promissory Note by and between the Company and The Frownfelter Family Trust UAD 5/11/2015 dated September 25, 2017 (previously filed as Exhibit 6.8 to the Form 1-A on October 26, 2017)

6.9	Class A Common Stock Warrant by and between the Company and The Frownfelter Family Trust UAD 5/11/2015 dated September 25, 2017 (previously filed as Exhibit 6.9 to the Form 1-A on October 26, 2017)

6.10	Class A Common Stock Warrant by and between the Company and Arie Trouw dated October 4, 2017 (previously filed as Exhibit 6.10 to the Form 1-A on March 19, 2018)

6.11	Promissory Note by and between the Company and Arie Trouw dated October 4, 2017 (previously filed as Exhibit 6.11 to the Form 1-A on March 19, 2018)

6.12	Registered Transfer Agent Agreement by and between the Company and FundAmerica Stock Transfer, LLC dated September 2, 2016 (previously filed as Exhibit 6.3 to the second amended Preliminary Offering Circular on September 21, 2016)

6.13	Technology Services Agreement by and between the Company and FundAmerica, LLC dated September 2, 2016 (previously filed as Exhibit 6.4 to the second amended Preliminary Offering Circular on September 21, 2016)

7.1	Asset Purchase Agreement, dated July 6, 2018, by and among the Company, Parallel Holding Company Inc., Kevin Weiler, Graham McBain and LayerOne Acquisition LLC (previously filed as Exhibit 7.1 to the Current Report on Form 1-U on July 12, 2018)

8.1	Escrow Services Agreement by and between the Company and Provident Trust Group, LLC dated September 7, 2016 (previously filed as Exhibit 8.1 to the second amended Preliminary Offering Circular on September 21, 2016)

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

XY Labs, Inc.

By:	/s/ Arie Trouw
Name:	Arie Trouw
Title:	Chairman and Chief Executive Officer

Date:	September 28, 2023

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Arie Trouw, his true and lawful attorney-in-fact and agent, with full power of substitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments to this report, and to file the same with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and ratifying and confirming all that said attorney-in-fact and agent or his substitute or substitutes may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Arie Trouw Arie Trouw	Chief Executive Officer and Director	September 28, 2023

/s/ Arie Trouw Arie Trouw	Chief Financial Officer	September 28, 2023